EXHIBIT 99.1

Endeavour Silver Announces 2025 Annual General Meeting Voting Results and Retirement of Ricardo Campoy

VANCOUVER, British Columbia, June 03, 2025 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to announce that shareholders voted in favour of all items of business at the Company’s 2025 Annual General Meeting (“AGM”) held on June 3, 2025 in Vancouver. A total of 137,600,042 votes were cast or represented by proxy at the AGM, representing 50.23% of the outstanding common shares as of the record date. The following is a tabulation of the votes submitted by proxy:

DIRECTORS	NUMBER OF SHARES		PERCENTAGE OF VOTES CAST
	FOR	WITHHELD/ ABSTAIN	FOR	WITHHELD
Rex J. McLennan	78,925,775	16,641,936	82.59%	17.41%
Margaret M. Beck	94,445,855	1,121,856	98.83%	1.17%
Daniel Dickson	94,821,211	746,500	99.22%	0.78%
Amy Jacobsen	94,670,510	897,202	99.06%	0.94%
Angela Johnson	93,733,044	1,834,668	98.08%	1.92%
Kenneth Pickering	80,323,860	15,243,851	84.05%	15.95%
Mario D. Szotlender	93,983,060	1,584,651	98.34%	1.66%

All director nominees were re‑elected.

Shareholders voted 98.50% in favour of setting the number of directors at seven. In addition, shareholders also voted 86.58% in favour of re‑appointing KPMG LLP as auditor of the Company and authorized the Board to fix the auditor's remuneration for the ensuing year.

Retirement of Ricardo Campoy

The Company would like to extend its deepest gratitude to Ricardo Campoy for his 14 years of commitment to the Board.

“On behalf of the Board, I would like to express our sincere appreciation to Ricardo for his steadfast leadership and many contributions over the years,” said Rex McLennan, Chairman of the Board. “His experience and guidance have been instrumental to the Company’s progress, and we wish him the best as he moves into this next chapter of retirement.”

About Endeavour Silver

Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and Peru, and the development of the new cornerstone mine in Jalisco state, the company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Contact Information

Allison Pettit
Director, Investor Relations
Email: apettit@edrsilver.com
Website: www.edrsilver.com